Exhibit (a)(5)

GDEV announces commencement of self tender offer to purchase for cash a minimum of 15,000,000, up to 20,000,000 of its ordinary shares at a purchase price of $2.00 per ordinary share

December 19, 2023 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), today announced the commencement of a tender offer by the Company to purchase for cash a minimum of 15,000,000 of its ordinary shares, no par value per ordinary share (each, a “share”) (the “Minimum Tender Condition”), up to a maximum of 20,000,000 shares, at a purchase price of $2.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, using funds available from cash and cash equivalents. The tender offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern Time, on January 18, 2024, unless the tender offer is extended (such date and time, as it may be extended, the “Expiration Time”). The board of directors of the Company (the “Board of Directors”) determined that the tender offer is a prudent use of the Company’s financial resources given its current capitalization, cash balance and operational business profile, and that the tender offer presents an appropriate balance between meeting the needs of its business and delivering value to the Company’s shareholders. The Board of Directors also determined that a cash tender offer is an appropriate mechanism to return capital to shareholders that seek liquidity under current market conditions while, at the same time, allowing shareholders to share in a higher portion of the Company’s future potential.

Shares acquired pursuant to the tender offer will be held by the Company as treasury shares, and will remain available for the Company to issue in the future. In particular, subsequent to the completion of the tender offer, the Company intends to reintroduce all or a portion of the shares tendered in the tender offer into the securities markets with the aim to bolster the trading liquidity of the shares by increasing its public float.

Each shareholder will be able to indicate how many shares it wishes to tender. Shares tendered may be subject to proration, in the event that more than 20,000,000 shares are validly tendered and not properly withdrawn prior to the Expiration Time.

The tender offer is subject to a number of conditions, including the Minimum Tender Condition. Specific instructions and an explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase, dated December 19, 2023 (the “Offer to Purchase”) and related materials that are being made available to shareholders.

The Company has retained D.F. King & Co., Inc. as the information agent for the tender offer, and Continental Stock Transfer & Trust Company as the depositary.

None of the Company, the directors of its Board of Directors, the information agent, the depositary for the tender offer, or any of their respective affiliates makes any recommendation as to whether any shareholder should tender its shares pursuant to the tender offer, and no one has been authorized by any of them to make such recommendation. Each shareholder must make its own decisions as to whether to tender its shares, and, if so, how many shares to tender.

Shareholders should read carefully the information in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), because these documents contain important information. Copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery are being made available to the Company’s shareholders. Requests for documents and questions regarding the tender offer may be directed to D.F. King & Co., Inc. by calling +1 (866) 342-4882 (U.S. toll-free) or +1 (212) 269-5550 (international), or by emailing gdev@dfking.com. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

About GDEV

GDEV is a gaming and entertainment company, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries including Nexters and Cubic Games among others, GDEV strives to create games that will inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc.

Certain information regarding the tender offer

The information in this press release describing GDEV Inc.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of GDEV Inc. in the tender offer. The tender offer will only be made pursuant to the Offer to Purchase, the related Letter of Transmittal and other related materials filed as part of the Tender Offer Statement on Schedule TO, in each case as may be amended or supplemented from time to time. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer.

Shareholders of GDEV Inc. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that GDEV Inc. is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, by calling +1 (866) 342-4882 (U.S. toll-free) or +1 (212) 269-5550 (international), or by emailing gdev@dfking.com. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll free at +1 (866) 342-4882, or may email D.F. King & Co., Inc. at gdev@dfking.com. Parties outside the U.S. can reach the information agent at +1 (212) 269-5550 (international), or by email at gdev@dfking.com.

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking  statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions.  You should carefully  consider the risks and uncertainties  described in the “Risk Factors” section of the Company’s 2022 Annual  Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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